MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three Months Ended March 31, 2008

This Management’s Discussion and Analysis should be read in conjunction with the Company’s financial statements and accompanying notes.

Results of Operations

The following table sets out our financial results for the three months ended March 31, 2008, and the comparable quarters in 2007.

	Three months ended
	Mar. 31/08	Dec. 31/07	Mar. 31/07
	(in millions)
Statements of earnings data:
Revenue	$74.3	$82.8	$75.7
Cost of products sold	53.4	62.0	51.2
Freight and other distribution costs	14.8	17.6	16.8
Depreciation and amortization	5.9	5.6	5.3
General and administration	3.1	3.0	3.2
Employees' profit sharing	-	-	-
Operating loss	$(2.9)	$(5.4)	$(0.9)
Financing expenses - net	(4.3)	(3.9)	(4.3)
Unrealized exchange gain (loss) on long-term debt	(6.7)	0.7	2.1
Other income (expense)	1.0	(0.4)	3.0
Loss before income taxes	$(12.9)	$(9.1)	$(0.1)
Income tax recovery	(2.4)	(6.5)	(0.5)
Net earnings (loss)	$(10.5)	$(2.6)	$0.3

Other data:
Average exchange rate (US$/C$1.00)[1]	0.997	1.019	0.854

The continued extreme weakness of the lumber market and strength of the Canadian dollar more than offset improvements in manufacturing costs for our lumber segment and improved pricing for the pulp segment.  Ongoing rail-service issues and related congestion at discharge ports, which have plagued Canadian shippers for more than a year, caused shipments to lag production levels, increasing finished product inventories.  By the end of the quarter, there were signs of improvement in rail-car supply and service.

(1)           The average of the exchange rates on the last day of each month during the period indicated.  Such exchange rates are based on the noon buying rate in the city of New York for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).  The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

	Three months ended
	Mar. 31/08	Dec. 31/07	Mar. 31/07
	(in millions)

Revenue
Lumber	$25.7	$28.8	$27.2
Pulp	48.5	54	47.1
Corporate and other	0.1	0.1	1.4
Total	$74.3	$82.8	$75.7
Operating earnings (loss)
Lumber	$(6.4)	$(7.2)	$(5.2)
Pulp	6.9	5.2	6.6
Corporate and other	(3.4)	(3.4)	(2.3)
Total	$(2.9)	$(5.4)	$(0.9)

Financing expenses - net	$(4.3)	$(3.9)	$(4.3)
Unrealized exchange gain (loss) on long-term debt	(6.7)	0.7	2.1
Other income (expense)	1.0	(0.4)	3.0
Loss before income taxes	(12.9)	(9.1)	(0.1)
Income tax recovery	(2.4)	(6.5)	(0.5)
Net earnings (loss)	$(10.5)	$(2.6)	$0.3

Revenue for the quarter ended March 31, 2008, was $74.3 million, comparable to the $75.7 million reported for the first quarter last year but down significantly from the $82.8 million recorded in the fourth quarter of 2007.  The relative strength of last year’s fourth quarter revenue was largely due to the surge in pulp shipments in that quarter.

Despite benefiting from improved per-unit manufacturing costs in both segments, our operating loss increased significantly compared to the same period last year.

Financing expenses for the quarter continued to show the benefit of the strong Canadian dollar on the U.S. dollar-denominated interest on the long-term debt.  At $4.3 million, financing expenses were consistent with those of the first quarter of 2007, which had benefited from higher interest income.  Financing expenses had been even lower in the fourth quarter of 2007, as a result of the then-stronger relative value of the Canadian dollar.

The modest weakening of the Canadian dollar since December 31, 2007, also had a negative effect on the conversion of the value of the Company’s U.S.-dollar-denominated long-term debt.  The result was an unrealized exchange loss of $6.7 million in the first quarter.

Other income consisted primarily of exchange gains on the translation of U.S.-dollar working-capital balances at the end of the quarter.  The $2.4 million difference from the same period last year reflects the additional gain on sale of the Power Purchase Rights Loan #2.

After a $2.4 million provision for income-tax recovery, the Company posted a loss of $10.5 million, a sharp decline from earnings of $0.3 million recorded in the first quarter of 2007.

Lumber

	Three months ended
	Mar. 31/08	Dec. 31/07	Mar. 31/07

Production-SPF-mmfbm	107.8	106.5	86.6
Shipments-SPF-mmfbm	103.1	112.4	88.5
Benchmark price-SPF#2&Better-US$ per mfbm	$194	$225	$248

Sales - millions	$25.7	$28.8	$27.2
EBITDA[2] - millions	$(3.5)	$(4.6)	$(2.9)
EBITDA margin - %	-13%	-16%	-11%

Operating earning - millions	$(6.4)	$(7.2)	$(5.2)
Capital expenditures - millions	$0.1	$2.1	$1.5

The ongoing weakness in U.S. housing starts continued to have a significant negative effect on prices for softwood lumber.  The segment’s revenue, at $25.7 million, declined $1.5 million, or 5.5%, compared to the same period one year ago.  Increased shipments, up 17% from the same period last year, helped offset a significant decrease in revenue resulting from a 22% drop in the benchmark price for lumber during the period.  Compared to the previous quarter, revenue fell $3.1 million on lower shipments and lower product pricing. Continued company efforts to lessen the impact of severe market weakness by producing and selling more non-commodity specialty products were successful in supporting mill nets, which fell less sharply than the benchmark price.

Lumber shipments were 103.1 million board feet (mmfbm) for the quarter, an increase of 14.6 mmfbm from the same period one year ago on improved productivity and the additional contribution from last year’s Fox Creek facility acquisition.  Shipments fell 9.3 mmfbm from the previous quarter on rail-service challenges, resulting in an increase in inventories of  4.7 mmfbm.  The Company continues to work with rail-service providers to improve service and bring inventories back into line.

The cost of products sold continued to decline as a result of capital investments in prior periods and corresponding productivity improvements.  The costs included a lumber-inventory write-down of $0.87 million and a positive log-inventory market value adjustment of $1.1 million.

The lumber segment recorded an operating loss of $6.4 million for the quarter, greater than the $5.2 million loss of the same period one year ago and modestly better than the $7.2 million loss in the fourth quarter of 2007.

There were no major capital expenditures in the quarter.

(2) non GAAP measure:  EBITDA is defined as operating earnings plus depreciation and amortization.

Pulp

	Three months ended
	Mar. 31/08	Dec. 31/07	Mar. 31/07

Production-thousands of tonnes	81.1	80.0	74.5
Shipments-thousands of tonnes	73.7	83.8	71.6
Benchmark price-NBSK, US$ per tonne	$880	$850	$755
Benchmark price-BEK, US$ per tonne	$793	$760	$670

Sales - millions	$48.5	$54.0	$47.1
EBITDA - millions	$9.5	$7.8	$9.2
EBITDA margin - %	20%	14%	20%

Operatings earning - millions	$6.9	$5.2	$6.6
Capital expenditures - millions	$0.3	$0.3	$-

Although benchmark pricing for pulp was up significantly compared to the same period last year, segment revenue increased only $1.4 million, to $48.5 million, on slightly higher shipments.  The appreciation of the Canadian dollar year over year fully offset the market’s improvement, resulting in mill-net realizations similar to those of the same period in 2007.  Revenue was off significantly from the previous quarter, which had benefited from a surge in shipments resulting from a temporary improvement in rail service.  This quarter’s shipments again suffered due to ongoing rail-service and port-congestion issues.

Pulp cost of sales was consistent with the same period last year but much improved over the previous quarter, when maintenance costs had been carried over from the scheduled shutdown late in the third quarter.

At $6.9 million, operating earnings were $0.3 million higher than the same period last year on modestly higher shipments.

Corporate and Other

	Three months ended
	Mar. 31/08	Dec. 31/07	Mar. 31/07
	(in millions)

Revenue	$0.1	$0.1	$1.4
EBITDA	$(3.0)	$(2.9)	$(1.9)
Operating loss	$(3.4)	$(3.4)	$(2.3)
Capital expenditures	$0.0	$0.0	$0.7

An operating loss of $3.4 million for corporate and other activities is consistent with the previous quarter’s but greater than that of the same period one year ago, which had benefited from revenue earned under marketing and administrative agreements associated with the Meadow Lake pulp mill.

The Meadow Lake pulp mill was sold to new owners in January 2007.  Because the sale did not include finished product inventory, the Company continued to provide marketing and administrative services to Meadow Lake until the end of the second quarter of 2007.

Income Taxes

Operating results for the quarter were subject to income tax at a statutory rate for manufacturing and processing of 29.5%.  The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange loss on debt and the effect of reductions in future tax rates.

Liquidity and Capital Resources

	Three months ended
	Mar. 31/08	Dec. 31/07	Mar. 31/07
	(in millions)

Cash	$5.2	$24.0	$35.9
Current assets	156.9	151.2	191.7
Current liabilities	51.2	44.1	53.4
Ratio of current assets to current liabilities	3.1	3.4	3.6
Long-term debt	211.7	205.3	236.7
Shareholder's equity	89.7	105.6	89.4

Selected cash flow items
Operating activities:
Cash provided before change in working capital	$0.2	$(1.6)	$3.7
Change in non-cash working capital	(18.4)	(6.9)	(35.6)

Investing activities:
Business acquisition	$-	$-	$-
Additions to property plant and equipment	(0.4)	(2.4)	(2.2)
Other	0.0	0.1	0.1

Financing activities:
Increase in other obligations	$-	$-	$5.1
Repayment of long-term debt	(0.2)	(0.1)	(0.1)

Decrease in cash	$(18.8)	$(10.9)	$(29.0)

For the quarter ended March 31, 2008, the company generated $0.2 million of cash from operations, a decrease of $3.5 million from the same period one year ago and an increase of $1.8 million from the fourth quarter of 2007.

The working-capital draw of $18.4 million in the first quarter primarily reflected the seasonal build-up of log inventory.  This was significantly less than the $35.6 million draw for the same period last year, which reflected increased deliveries in the fourth quarter of 2006.  Product inventories increased on reduced shipments but were, in part, offset by ongoing efforts to manage working capital, specifically with regard to accounts receivable and accounts payable.

With no major capital projects in the quarter, capital expenditures were $0.4 million, a significant reduction from comparable quarters.

The Company used $18.8 million in cash, a $10.2 million improvement over the same period last year, attributable to the working-capital gains in the quarter.

At March 31, 2008, the Company had a cash balance of $5.2 million, compared to $24.0 million at the beginning of the period.  An additional $30.0 million was available under our revolving-credit facility, of which $2.2 million was committed for standby letters of credit.

Based on our current level of operations, we believe that our cash flows from operations together with existing cash balances and availability under our revolving credit facility will provide sufficient liquidity to meet our scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months.  However, our future operating performance may be adversely affected by economic conditions and by currency fluctuations, market price changes and other factors, many of which are beyond our control.